Exhibit 99.1

[This is an English translation of the original issued in Japanese]

【Note】	The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation. This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

Ticker: TKLF

June 9, 2022

Mei Kanayama
Representative Director and Director (Principal Executive Officer)
Yoshitsu Co., Ltd
Harumi Building
2-5-9 Kotobashi, Sumida-ku,
Tokyo, Japan, 130-0022

Notice of the 16th Ordinary General Meeting of Shareholders to be held on June 27, 2022

Dear Shareholders:

We inform you that the 16th Ordinary General Meeting of Shareholders of Yoshitsu Co., Ltd (the “Company”) will be held at the Head Office of the Company (Harumi Building, 2-5-9 Kotobashi, Sumida-ku, Tokyo, Japan) on Monday, June 27, 2022 at 11:00 a.m., Japan Standard Time, for the purposes listed below. You are cordially requested to avoid attending the meeting to the extent possible this year to prevent the spread of the novel coronavirus disease (COVID-19) and to exercise your voting rights by mail or by instructing the depositary to vote the ordinary shares on your behalf prior to the meeting (in writing). Therefore, please review the attached Reference Documents for General Meeting of Shareholders, and kindly exercise your voting rights prior to 4:30 p.m., Japan Standard Time, on Friday, June 24, 2022.

Details of the Meeting

1.	Date and time: Monday, June 27, 2022 at 11:00 a.m. (Reception commences at 10:00 a.m.), Japan Standard Time,

2.	Venue: Head Office of the Company (Harumi Building, 2-5-9 Kotobashi, Sumida-ku, Tokyo, Japan)

3.	Agenda:

Matters to be reported:

The Business Report and the Non-Consolidated (Audited) Financial Statements, and Report on the Results of the Audit of the Non-Consolidated (Audited) Financial Statements by the Accounting Auditor and the Board of Corporate Auditors for the 16th fiscal year (from April 1, 2021 to March 31, 2022), which financial statements were based upon our statutory financial results as prepared in accordance with Japanese GAAP. These results may differ in material respects from the audited consolidated financial results under U.S. GAAP that will be reported at a later date and included in our Annual Report on Form 20-F, which will be filed with the U.S. Securities and Exchange Commission and will be available at www.sec.gov. The discussion of the Japanese GAAP is presented to our shareholders and American Depository Share (“ADS”) holders solely in accordance with requirements under the Japanese Companies Act in connection with our Annual Meeting.

Matter to be resolved:

Proposal: To elect one (1) Corporate Auditor

Recommendation of the Board

Our Board of Directors unanimously recommends that the shareholders or ADS holders vote “FOR” the proposal above.

The outline of the agenda is as described in the following “Reference Materials Concerning Solicitation of Proxy Voting Rights.”

*	If you attend the meeting in person, please submit the enclosed voting form at the reception desk at the meeting location on the day of the meeting.

*	Please note that only shareholders of the Company as of the record date (March 31, 2022) can attend the meeting.

*	Should any change need to be made to the Reference Documents for General Meeting of Shareholders, Business Report, or Non-Consolidated Audited Financial Statements, such changes shall be posted on the website of the Company (https://www.ystbek.co.jp/irystbek).

*	For voting results, an extraordinary report shall be posted on the website of the Company in place of the Notice of Resolutions. Information in English will be posted on our English website.

*	We will take appropriate measures to prevent the spread of COVID-19 according to the circumstance on the day of the meeting. Should any significant change need to be made to the operation of the meeting in response to circumstances, such changes shall be posted on the website of the Company. Please check the updated information on our English website.

*	If you are a holder of our ADSs, each of which represents one ordinary share of the Company, you may instruct the depositary how to vote the number of deposited shares your ADSs represent. The Reference Materials Concerning Solicitation of Proxy Voting Rights accompanying this Notice shall describe the matters to be voted on and explain how you, as an ADS holder, may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Japan and the provisions of our articles of incorporation or similar documents, to vote or to have its agents vote the ordinary shares as instructed by you.

*	The depositary will not exercise any discretion in voting the ordinary shares and it will only vote or attempt to vote as instructed, with the exception that, under certain circumstances, the depositary may give a discretionary proxy to a person designated by us to vote the number of ADSs of certain ADS holders.

Reference Documents for General Meeting of Shareholders

1. Proposal and Reference Information

Proposal: To elect one (1) Corporate Auditor

Mr. Xu Wang, Corporate Auditor, will retire from the position of Corporate Auditor at the conclusion of this shareholders meeting. Accordingly, we are seeking to elect one (1) Corporate Auditor. The Board of Corporate Auditors has given its consent to this proposal. The nominee for Corporate Auditor is as described below.

Name (Date of Birth)	Biography, Position, Responsibilities, and Significant Concurrent Positions	Number of Shares Held
Tadao Iwamatsu (May 13, 1975)

April 1999: Joined Iwai Co., Ltd.

September 2005: Resigned from Iwai Co., Ltd.

October 2005: Joined IPPONDO Co., Ltd.

June 2006: Resigned from IPPONDO Co., Ltd.

October 2006: Joined SHOP99 Co., Ltd.

October 2007: Resigned from SHOP99 Co., Ltd.

December 2007: Joined Universal Drugstore Co., Ltd

January 2017: Resigned from Universal Drugstore Co., Ltd

February 2017: Joined Yoshitsu Co., Ltd

(Significant Concurrent Positions)

There are no significant concurrent positions.

NIL

*	There is no special interest between Mr. Tadao Iwamatsu and the Company.

*	The Company has obtained the consent of Mr. Tadao Iwamatsu to assume the office, subject to the approval of this agenda.

*	In the event of his election as a Corporate Auditor, the Company plans to enter into an agreement with him, pursuant to Article 427.1 of the Japanese Companies Act and the Company’s Articles of Incorporation, to limit his liability for damages under Article 423.1 of the Japanese Companies Act to the higher of an amount of JPY1 million or the minimum amount stipulated by laws and regulations, provided that he has performed his duties in good faith and without gross negligence.

*	The Company has concluded a directors and officers liability insurance policy that includes all Corporate Auditors as insureds. This policy covers the Company’s Corporate Auditors who are insured for damages in the event that they are held liable for damages arising from their duties. Upon Mr. Tadao Iwamatsu’s election and assumption of office, he will become an insured under such insurance policy, which will be renewed during his term of office with the same terms and conditions.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” this proposal.

Fiscal Year 2021 Business Report

From April 1, 2021 to March 31, 2022

Statutory Financial Statements Prepared in Accordance with Japanese GAAP

Note: The statutory financial statements on the following pages have been prepared in accordance with Japanese GAAP. These results may differ in material respects from our audited consolidated financial results under U.S. GAAP that will be reported at a later date and included in our Annual Report on Form 20-F, which will be filed with the U.S. Securities and Exchange Commission and available at www.sec.gov. The attached financial statements are provided to our shareholders and ADS holders solely in accordance with requirements under the Japanese Companies Act in connection with our Annual Meeting.

1. Current Status of the Company

(1)	Business Progress and Results

As a result of efforts to balance the prevention of the spread of the COVID-19 infection with economic activities, the global economy showed a gradual recovery mainly in Europe and the U.S. during the current fiscal year. On the other hand, the inbound market in Japan remained in a prolonged state of stagnation due to a drop in the number of foreign visitors to Japan. In addition, the outlook remains uncertain, as international tensions that began in the second half of the fiscal year and China’s zero-COVID policy have had a major impact on international logistics, and the accompanying effects on the domestic and overseas economies must be closely monitored.

Under these circumstances, we realized the IPO on the NASDAQ market in the U.S. in January 2022. We are striving to continually enhance our social and economic value by providing competitive, high-quality products and services in both the B to C and B to B fields globally.

As a result, the Company's net sales for the current fiscal year were 25,655,250,000 yen (increased by 9.3% as compared to the same period of the previous year), operating income was 706,742,000 yen (decreased by 44.0% as compared to the same period of the previous year), and ordinary income was 486,715,000 yen (decreased by 48.0% as compared to the same period of the previous year).

(2)	Financing

①	The Company procured 840,000,000 yen in syndicated loans led by MUFG Bank, Ltd. and Mizuho Bank, Ltd. to fund warehouse construction and land acquisition.

②	The Company established a syndicated loan facility of 7,500,000,000 yen with MUFG Bank, Ltd. and Mizuho Bank, Ltd. as lead managers, to provide for working capital needs.

③	The Company raised 1,000,000,000 yen from Mezzanine Solution No. 4 Investment Limited Liability Partnership to be used for capital expenditures.

④	The Company raised funds in the amount of 2,619,948,000 yen by issuing American Depository Shares on the NASDAQ market in the U.S., mainly to fund capital expenditures.

(3)	Capital Investment

Capital investment during the period totaled 721,221,000 yen, and the main items of which are as follows:

New logistics warehouse (Koshigaya-shi, Saitama) completed in September 2021.

(4)	Changes in Assets and Profit and Loss

(Unit: thousand yen)

	Fiscal year ended March 31, 2019)	Fiscal year ended March 31, 2020)	Fiscal year ended March 31, 2021)	Fiscal year ended March 31, 2022)
Net sales	10,700,962	15,169,433	23,480,468	25,655,250
Ordinary income	657,970	830,230	936,477	486,715
Net income	384,815	540,074	556,209	192,523
Net income per share (yen)	38,870	54,553	5,984	5
Total assets	7,266,333	9,869,635	12,394,392	14,860,428
Net assets	1,337,561	1,877,636	2,583,847	5,628,047

*	Net income per share is calculated based on the number of shares outstanding at the end of the period.

(5)	Tasks to be untaken by management

Although the global situation and business environment are expected to change drastically in the future due to the impact of the new coronavirus infection, we will focus on actions that prioritize the safety of our customers, employees, and other stakeholders, respond quickly and appropriately to the ever-changing situation, and strive to become a company that can support the global economy as befits a company listed on NASDAQ in the United States.

Our priority business and financial tasks to be addressed are as follows:

①	Improvement and stabilization of financials

Through proper financial analysis, we will work to create a financial management system that enables us to quantitatively assess our company and the issues we face, and to strive for improvement.

②	Maintaining and developing excellent human resources

As we continually accelerate our business growth, we believe that securing and developing excellent human resources is an important issue. We will continue to hire excellent human resources, both new graduates and mid-career hires, and expand our training system to develop human resources with high level knowledge and skills.

③	Corresponding measures to the COVID-19 infection

We consider the safety of our customers, business partners, and employees to be our highest priority, and we are working to prevent infection and the spread of infection by thoroughly managing the physical condition of our employees, limiting business travel, reviewing work schedules, and introducing web conferencing. We will continue to strengthen our organizational structure to quickly detect and flexibly respond to such changes in the environment.

In order to overcome the above issues, the entire company will make a concerted effort. We would like to ask our shareholders for further guidance and encouragement.

(6)	Major businesses (As of March 31, 2022)

Management of drugstores in Japan

Global EC stores operation and management

Domestic and foreign wholesale

(7)	Principal offices and stores

Headquarters	2-5-9 Koto-bashi, Sumida-ku, Tokyo
Tokyo Sales Dept.	16F Harumi Island Triton Square Office Tower W, 1-8-8 Harumi, Chuo-ku, Tokyo
Saitama Center	3-1-5 Ryutsu Danchi, Koshigaya-shi, Saitama

Names and locations of physical stores are as follows:

Store Name	Location	Store Name	Location
Kameido Store	Koto-ku, Tokyo	Koshigaya Ryutsu-Danchi Store	Koshigaya-shi, Saitama

Hirai Store	Edogawa-ku, Tokyo	Quizgate Urawa Store	Urawa-shi, Saitama

Koiwa Store	Edogawa-ku, Tokyo	Yokohama Chinatown Store	Yokohama-shi, Kanagawa

Suidobashi-Ekimae Store	Chiyoda-ku, Tokyo	Kamata Store	Ota-ku, Tokyo

Shinbashi Store	Minato-ku, Tokyo	Hakuba Store	Hakuba-mura, Nagano

(8)	Employees (As of March 31, 2022)

Number of Employees	Increase or decrease from the previous period	Average age	Average number of years of attendance
146	Increased by 17	About 36 years old	3 years and 1 month

*	The number of employees includes part-time employees (71).

(9)	Significant parent company and subsidiary

①	Status of the parent company Not applicable.

②	Status of subsidiary

Company Name	Location	Capital stock	Business	Investment Ratio
Tokyo Lifestyle Co., Ltd.	Tokyo	5,000,000 yen	Wholesale business	100%

(10)	Major borrowings (As of March 31, 2022)

(Unit: thousand yen)

Financial institutions	Balance of borrowings
Mizuho Bank, Ltd	1,355,166
MUFG Bank, Ltd	1,055,166
Mezzanine Solution No. 4 Investment Limited Partnership	1,000,000
Resona Bank, Ltd	666,666
Sumitomo Mitsui Banking Corporation	400,000

2. Stock information (As of March 31, 2022)

①	Total number of authorized shares:	100,000,000

②	Total number of shares issued and outstanding:	36,250,054

③	Number of shareholders:	6

④	Major Shareholders are as follows:

Names of shareholders	Number of shares	Percentage of shares (%)
Tokushin Goudou Kaisha	16,838,350	46.45
Mei Kanayama	7,216,436	19.91
THE BANK OF NEW YORK MELLON	6,250,000	17.24

*	THE BANK OF NEW YORK MELLON is a depository that issues American Depository Receipts (ADRs).

3. Matters related to warrants of the Company (As of March 31, 2022)

The total number of warrants, etc. as of the end of the current fiscal year is as follows:

①	Total number of warrants: 300,000

②	Class and number of shares to be issued upon exercise of stock warrants rights:

300,000 of our ordinary shares represented by American Depositary Shares in the United States

③	Allottee of warrants rights: Univest Securities, LLC

4. Matters Relating to Corporate Officers (As of March 31, 2022)

(1) Directors and Auditors

Position	Name	Responsibilities and Important Concurrent Positions
President and Representative Director	Mei Kanayama	President and Chief Executive Officer Representative Director, Tokyo Lifestyle Co. Ltd Director, Palpito Co., Ltd.
Director	Sen Uehara	Executive Officer, Sales Department, Store Development Department, Product Management Department, Sales Department, Logistics Department
Director and Corporate Officer (Principal Accounting and Financial Officer)	Yoichiro Haga	Executive Officer, Accounting Dept.
Director	Tetsuya Sato	CFO, RSK Co., Ltd President, WDM Co., Ltd
Director	Yoji Takenaka	Lawyer
Director	Yukihisa Kitamura	Board of Trustees of Josai University
Auditor	Xu Wang	None
Auditor	Keiichi Kimura	Certified Administrative Procedures Legal Specialist
Auditor	Junji Sato	Director, Seihinkokusai Co., Ltd.

*	1.	Director Tetsuya Sato, Yoji Takenaka and Yukihisa Kitamura are independent directors as defined in Article 2, Item 15 of the Companies Act.
2.	Auditor Keiichi Kimura and Junji Sato are independent corporate auditors as stipulated in Article 2, Item 16 of the Companies Act.

(2)	Total amount of remuneration, etc. of directors and corporate auditors for the current fiscal year

(Unit: thousand yen)

Total amount of remuneration, etc. by type
Position	Number of members	Total amount of compensation, etc.	Monetary reward	Performance-Linked Compensation, etc.	Non-monetary Compensation, etc.
Directors (Independent directors)	6 (3)	75,000 (9,600)	75,000 (9,600)	- (-)	- (-)
Auditors (Independent auditors)	3 (2)	10,200 (360)	10,200 (360)	- (-)	- (-)
Total	9 (5)	85,200 (9,960)	85,200 (9,960)	- (-)	- (-)

*	1.	The maximum amount of remuneration for Directors was resolved at the Ordinary General Meeting of Shareholders held on May 26, 2021 to be 150,000,000 yen per year.
2.	The maximum amount of remuneration for corporate auditors was resolved at the Extraordinary General Meeting of Shareholders held on October 19, 2021 to be 30,000,000 yen per year.

5. Accounting Auditors (As of March 31, 2022)

(1)	Name:

Shine	Wing Japan LLC

(2)	Amount of compensation, etc.

Amount of remuneration, etc. for services stipulated in Article 2, Paragraph 1 of the Certified Public Accountants Act (Act No. 103 of 1948): 10,150,000 yen.

6. System to ensure the appropriateness of business operations (As of March 31, 2022)

(1)	System to ensure that the execution of duties by directors and employees complies with laws and regulations and the Articles of Incorporation：

①	Directors of the Company and its subsidiaries shall comply with laws, regulations, and the Articles of Incorporation and promote the establishment of a compliance system.

②	Directors of the company and its subsidiaries shall establish a compliance system to ensure that employees comply with laws, regulations, and the Articles of Incorporation, and shall manage and supervise the status of compliance with such laws, regulations, and the Articles of Incorporation.

③	Corporate auditors shall investigate the status of the compliance system and whether or not there are any problems with laws, regulations, and the Articles of Incorporation, and report to the Board of Directors. The Board of Directors shall periodically review the compliance system to identify problems and make improvements.

④	The Company shall establish regulations concerning whistle-blowing, and shall establish an internal reporting system to promptly report and consult with directors and employees of the Company and its subsidiaries in the event that they discover any suspected violation of laws and regulations, etc.

(2)	System for the storage and management of information related to the execution of duties by directors

①	Information related to the execution of duties by Directors shall be prepared and stored in accordance with laws, regulations, and internal rules, and managed in a manner that allows access by directors, corporate auditors, and accounting auditors as necessary.

②	The status of preparation, storage, and management of information related to the execution of duties by directors shall be subject to audit by corporate auditors.

(3)	Regulations and other systems for managing the risk of loss

①	The Company shall formulate the Risk Management Basic Regulations as the basis of the risk management system for the entire group, and establish a risk management system in accordance with the said Regulations. In the event of an unforeseen event, the Company shall establish a Risk Management Committee chaired by the President and Representative Director, which shall take prompt action with the advice of legal counsel and others, and establish a system to prevent and minimize the spread of damage.

②	Directors and employees shall organize the contents of their respective departments’ risk management responsibilities, identify, analyze, and evaluate inherent risks, consider and implement appropriate countermeasures, and periodically review the status of such risk management.

③	Corporate auditors shall audit the risk management status of each department and report the results to the Board of Directors. The Board of Directors shall periodically review the risk management system to identify problems and make improvements.

(4)	System to ensure that directors execute their duties efficiently

①	Aiming to increase corporate value, the Company shall work to achieve its goals based on a business plan formulated with its corporate philosophy as the axis, and shall manage the progress of its activities.

②	As a basis of the system to ensure the efficient execution of duties by directors, regular meetings of the Board of Directors (once a month) and extraordinary meetings of the Board of Directors shall be held as necessary.

③	The Company shall establish various internal rules, including rules on segregation of duties and rules on administrative authority and decision-making authority, to clarify the authority and responsibilities of each officer and director, and establish a system to ensure appropriate and efficient execution of duties.

④	The Company shall also supervise its subsidiaries to maintain a balance in the establishment and operation of internal control systems with ensuring efficiency and promptness in the execution of duties by the directors.

(5)	System to ensure the appropriateness of operations of the corporate group consisting of the Company and its subsidiaries

In order to ensure the appropriateness of operations of the entire group, including subsidiaries, we will strive to establish a compliance system for the entire group.

(6)	Matters concerning the system for employees to assist the duties of corporate auditors, the independence of such employees from directors, and the effectiveness of instructions to such employees

Employees to assist the duties of corporate auditors shall be assigned when requested by corporate auditors, and the consent of the Board of Corporate Auditors shall be obtained with respect to the transfer, evaluation, etc. of such employees.

(7)	Systems for directors and employees to report to corporate auditors and other systems related to reporting to corporate auditors and other systems to ensure that corporate auditors’ audits are conducted effectively.

①	Directors and employees of the Company and its subsidiaries shall immediately report to the Company’s corporate Auditors if they discover any fact that may cause significant damage to the Company.

②	Corporate auditors shall attend meetings of the Board of Directors and other important meetings, and receive reports from the directors and other relevant personnel of the Company and its subsidiaries on the status of execution of their duties.

③	Corporate auditors may inspect important documents related to the execution of business operations, such as approval documents, and may request explanations from directors and employees of the Company and its subsidiaries.

④	Corporate auditors and representative directors shall hold periodic meetings to exchange opinions in order to promote mutual communication.

(8)	System to ensure that persons reporting to auditors are not subject to any disadvantageous treatment because of such reporting

The Company and its subsidiaries shall prohibit any disadvantageous treatment of any person who reports to the Corporate Auditors by reason of such report, and shall make such prohibition known to all employees.

(9)	Matters concerning procedures for prepayment or reimbursement of expenses incurred in the execution of duties by corporate Auditors and other policies concerning the treatment of expenses or liabilities incurred in the execution of such duties

The Company shall promptly comply with any request by a corporate auditor for prepayment or reimbursement of expenses incurred in the performance of his/her duties.

(10)	Basic policy on elimination of antisocial forces and status of its development

For sound corporate management, our basic policy is to take a firm stand against antisocial forces and to have no relationship with them.

The General Affairs Department is in charge of dealing with antisocial forces, and the General Manager of the General Affairs Department is responsible for this department. In addition, the Company works closely with external organizations, including legal counsel, the police, and the Metropolitan Police Department’s Special Anti-Violence Countermeasures Association, to develop a system that enables the entire organization to respond promptly, collect information, and provide thorough employee education.

7.	Summary of operation of the system to ensure the appropriateness of business

The Company has established a system to ensure the appropriateness of its operations, and the Board of Directors continuously identifies and analyzes management risks and discusses measures to address them. Based on the results, the Company reviews internal rules and operations as necessary to improve the effectiveness of the internal control system. In addition to audits by corporate auditors, the Company has established a system that enables corporate auditors to monitor the status of business execution and compliance-related risks by attending important internal meetings. In addition, internal audits are conducted on a regular basis to verify that day-to-day operations do not violate laws, the Articles of Incorporation, or internal regulations.

Balance Sheet

(As of March 31, 2022)

(Unit: thousand yen)

Assets		Liabilities
Subjects	Amounts	Subjects	Amounts
【Current assets】	12,184,402	【Current liabilities】	6,515,474
Cash and deposits	2,141,700	Accounts payable	971,221
Accounts receivable trade	5,130,335	Short-term borrowings	5,000,000
Merchandise inventories	3,745,685	Other payables	283,751
Advances paid	48,124	Accrued expenses	5,035
Prepaid expenses	35,584	Accrued corporate tax	42,004
Employee advances	3,938	Advances received	1,036
Accounts receivable	98,359	Deposit	4,743
Temporary payment	5,719	Temporary receipt	16,268
Consumption taxes receivable	997,155	Provisions for bonuses	26,595
Allowance for doubtful accounts	(22,201)	Provisions for allowance for point card certificates	640
		Long-term borrowing Scheduled to be repaid within 1 year	101,780
【Fixed assets】	2,676,026	Contract liability	11,074
Tangible fixed assets	1,523,595	Short-term lease debt accounting	51,321
Buildings	584,633	【Fixed liabilities】	2,716,906
Building and accessories	392,935	Long-term borrowings	2,356,535
Structures	34,624	Deposit received for guarantee	6,550
Vehicles & delivery	32,249	Long-term other payables	124,260
Equipment, tools, equipment, and fixtures	81,031	Retirement benefit reserve	21,187
Tangible leased assets	157,948	Lease debt	100,046
Land	464,107	Asset retirement obligations	108,326
Accumulated depreciation	(223,934)	Total of debt	9,232,381
【Intangible assets】	46,825	Net assets
Intangible lease assets	46,825	【Shareholders' equity】	5,628,036
【Investments and other assets】	1,105,605	Capital stock	1,659,974
bankruptcy reorganization claim	107,400	Capital surplus	1,408,991
Shares of affiliated companies	40,000	Capital reserve	1,408,991
capital	2,010	Retained earnings	2,559,070
Security deposit	119,787	Other retained earnings	2,559,070
Deferred tax asset	85,274	Retained earnings brought- forward	2,559,070
Guarantee deposits	327,472	【Equity warrant】	11
Insurance reserve fund	19,197
Recycling deposit	61
Long-term prepaid expenses	511,800
Subsidiary stock	0
Allowance for doubtful accounts	(107,400)	Total net assets	5,628,047
Total assets	14,860,428	Total liabilities and net assets	14,860,428

Income Statement

(For the fiscal year beginning April 1, 2021 ended March 31, 2022)

(Unit: thousand yen)

Subject	Amount
Sales		25,655,250
Cost of sales		21,595,585
Gross profit		4,059,664
Selling, general and administrative expenses		3,352,921
Operating income		706,742
Non-operating income
Interest and dividends income	28
Foreign exchange gain	158,038
Miscellaneous income	84,858	242,616
Non-operating expenses
Interest expense	87,015
Loan commission	196,586
IPO-related costs	176,360
Loss on valuation of subsidiary stock	4,999
Other expenses	681	462,643
Ordinary income		486,715
Extraordinary income
Gain on sales of noncurrent assets	773
Others		773
Extraordinary loss
Loss on sales of noncurrent assets	936
Loss on retirement of fixed assets	3,856
Others	107,400	112,192
Income before income taxes		375,296
Income taxes-current	228,227
Income taxes-deferred	(45,445)	182,782
Net income		192,523

Statement of Changes in Net Assets

From April 1, 2021 to March 31, 2022

(Unit: thousand yen)

	Shareholders’ equity
		Capital surplus		Retained earnings
				Other retained earnings
	Capital	Capital reserve	Total capital surplus	Retained earnings brought forward	Total retained earnings	Total shareholders’ equity	Subscription warrant	Total net assets
Balance on April 1, 2021	249,010	-	-	2,334,837	2,334,837	2,583,847	-	2,583,847
Cumulative effect of a change in accounting policy				31,709	31,709	31,709		31,709
Balance at the beginning of the period after retroactive processing	249,010	-	-	2,366,546	2,366,546	2,615,557	-	2,615,557
Fluctuations during the fiscal year
Issuance of new shares	1,410,963	1,408,991	1,408,991			2,819,955		2,819,955
Net income				192,523	192,523	192,523		192,523
Changes in items other than shareholders’ equity during the fiscal year (net amount)							11	11
Total fluctuations during the fiscal year	1,410,963	1,408,991	1,408,991	192,523	192,523	3,012,479	11	3,012,490
Balance at the end of March 31, 2022	1,659,974	1,408,991	1,408,991	2,559,070	2,559,070	5,628,036	11	5,628,047

*	Amounts less than one thousand yen are rounded down.

Individual Note Table

1. Notes to Significant Accounting Policies

(1)	Valuation standards and methods for securities

Stocks of subsidiaries and affiliates -- Stated at cost based on the moving average method

(2)	Valuation standards and methods for inventories

Cost method based on the moving average method -- The amount on the balance sheet is calculated by writing down the book value based on a decline in profitability.

(3)	Depreciation method for fixed assets

①	Property, plant and equipment (excluding lease assets) -- Declining-balance method (except for buildings acquired on or after April 1, 1998) Buildings (excluding annexed facilities) acquired on or after April 1, 1998 and annexed facilities and structures acquired on or after April 1, 2016 are depreciated using the straight-line method).

The main supported years are as follows:

Buildings 38~50 years

Building ancillary equipment 6~18 years

Buildings 10~30 years

Vehicles 2~7 years

Tool and appliance spare parts 3~18 years

②	Leased assets

Lease assets related to finance lease transactions that do not transfer ownership.

We use the straight-line method with the lease term as the useful life and the residual value is set as zero.

(4)	Basis for provisions

①	Allowance for doubtful accounts

The allowance for doubtful accounts is provided for possible losses on receivables based on the historical write-off ratio for general receivables and on the estimated amount of uncollectible receivables based on a case-by-case determination of collectability for specific receivables such as doubtful receivables.

②	Reward and lead when gold

To provide for the payment of bonuses to employees, the Company accrues an estimated amount of bonuses to be paid, corresponding to the current fiscal year.

③	Retirement benefit reserve

To provide for the payment of retirement benefits to employees, the Company records an amount recognized to have accrued at the end of the current fiscal year based on the retirement benefit obligation at the end of the current fiscal year. The retirement benefit obligation is calculated based on the required amount at the end of the fiscal year in accordance with the retirement benefit regulations.

④	Allowance for point card certificates

The unused amount of points issued under the point system for the purpose of sales promotion is recognized based on the estimated future use of the points, which is based on the historical usage rate and other factors.

(5)	Basis for recording revenues and expenses

The Company’s principal business is the sale of cosmetics and household goods. The Company recognizes revenue from the sale of these products at the time of delivery because the Company believes that the customer obtains control of the products, and the performance obligation is satisfied at the time the products are delivered. Revenue is measured at the amount of consideration promised in the contract with the customer, less returns, discounts, and rebates. Consideration for transactions is received within one year of satisfaction of the performance obligation.

(6)	Other important matters that form the basis for the preparation of financial statements

Accounting for consumption taxes

Consumption taxes are accounted for using the tax exclusion method.

2. Notes on Changes in Accounting Policies

Application of Accounting Standard for Revenue Recognition

Effective from the current fiscal year, the Company has applied the “Accounting Standard for Revenue Recognition” (ASBJ Statement No. 29, March 30, 2018). The accounting standard was applied retrospectively, and the cumulative effect of the change in accounting policy was reflected in the carrying amount of net assets at the beginning of the current fiscal year. As a result, the beginning balance of retained earnings in the statement of changes in net assets increased by 7,584,000 yen after retrospective application.

3. Notes to Revenue Recognition

(1)	Decomposition of earnings

The Company operates a wholesale and retail business and an e-commerce business for domestic and overseas markets, and the main types of goods or services in each business are daily necessities and sundries, cosmetics, and pharmaceuticals.

(Unit: thousand yen)
Sales of each business	Domestic wholesale 67,539
Domestic EC 1,151,561
Domestic retail 1,227,716
Overseas wholesale 10,758,248
Overseas EC 12,450,183

(2)	Information that serves as a basis for understanding earnings

It is as described in “Revenue and Expense Recording Standards” in “Notes on Matters Related to Important Accounting Policies”.

4. Note on balance sheet

(Unit: thousand yen)
(1) Assets provided as collateral and debt related to collateral
Assets pledged as collateral	Land 464,107
Building 567,434
Total 1,031,541

Debt related to collateral	Short-term borrowing 1,633,333 Long-term borrowing 1,049,115
Total 2,682,448
(2) Receivables from and payables to subsidiaries and affiliates	Accounts receivable 1,500
Accounts payable 11,940
Advance payment trade 893
Advance money 209
(3) Monetary debt to directors	Other payables 3,645

(4) Guaranteed liabilities

The Company guarantees the borrowing obligations of other companies from financial institutions.	(Unit: thousand yen)
Shintai Co., Ltd.	Balance of debt guarantees received 35,720

5. Notes on income statement

Transaction volume with affiliated companies

Operating transaction amount

(Unit: thousand yen)
Transaction volume from operating transactions
Sales	5,861
Purchase	80,016
non-operating transaction amount	16,392

6. Notes on the statement of changes in shareholders’ equity, etc.

Matters concerning the type and total number of issued shares on the last day of the current fiscal year

Ordinary Shares	36,250,054

7. Notes on tax effect accounting

Breakdown of deferred tax assets and deferred tax liabilities by major causes

(Deferred tax asset)	(Unit: thousand yen)
Accrued business tax	7,407
Accrued business office taxes	475
Allowance for doubtful accounts	39,690
Bonus reserve	8,144
Point reserve	196
Product deterioration write-down	8,203
Asset retirement obligations	12,403
Loss on valuation of subsidiary stock	1,531
Long-term prepaid expenses	406
Retirement benefit reserve	6,488
Contract liability	326
Total deferred tax assets	85,274
(Deferred tax liability)	-
Total deferred tax liabilities	-
Net amount of deferred tax assets	85,274

8. Notes on financial products

(1)	Matters concerning the status of financial products

Borrowings are used for working capital (mainly short-term) and capital investment funds (long-term).

(2)	Matters concerning the market value of financial products

The balance sheet amount, market value and the difference between them as of March 31, 2022 (the settlement date for the current fiscal year) are as follows.

	(Unit thousand yen)
	Balance sheet amount	Market price	Difference
(1) Cash and deposits	2,141,700	2,141,700	-
(2) Accounts receivable trade	5,108,675	5,108,675	-
(3) Accounts receivable	97,819	97,819	-
Asset total	7,348,194	7,348,194	-
(4) Accounts payable	(971,221)	(971,221)	-
(5) Short-term borrowing	(5,000,000)	(5,000,000)	-
(6) Other payables	(283,751)	(283,751)	-
(7) Short-term lease debt	(51,321)	(51,321)	-
(8) Long-term lease obligations	(100,046)	(100,046)	-
(9) Long-term other payables	(124,260)	(124,260)	-
(10) Long-term borrowing	(2,458,315)	(2,449,789)	8,526

Debt total	(8,988,914)	(8,980,388)	8,526

(Note 1) How to calculate the market value of financial products

Assets

(1)	Cash and deposits

Since all of these are settled in a short period of time, the market value is close to the book value, so the book value is used.

(2)	Accounts receivable trade (3) Accounts receivable

The value obtained by deducting the allowance for doubtful accounts from the book value is shown.

Negative bonds

(4)	Accounts payable (5) Short-term borrowings (6) Other accounts payables

Since all of these items are settled in the short term, their fair value approximates their book value.

(7)	Long-term Debt

(8)	Short-term lease obligations (9) Long-term other payables

As for these, the book value is used as the market value because the amount recorded on the balance sheet and the actual value are not important.

(10)	Long-term debt

The actual price of the above items is calculated by discounting the total value of principal and interest at the interest rate assumed when a new loan is made.

(Note 2) Carrying amount of financial instruments whose fair value is extremely difficult to determine

(Unit: thousand yen)

Balance sheet amount
Subsidiary stock	0
Shares of subsidiaries and affiliates	40,000

Stocks of subsidiaries and affiliates are not subject to fair value disclosure because they have no market value and it is extremely difficult to determine their fair value.

9. Notes on transactions with related parties

(1) Not applicable to parent company and major corporate shareholders

(2) Transactions with subsidiaries and related parties	(Unit: thousand yen)

Type	Name of Company	Percentage of voting rights, etc. held by the Company	Relationship with related parties	Transaction details	Amount of transaction	Accounts	Balance at the end of year
Subsidiary company	Tokyo Lifestyle Co., Ltd.	Ownership direct 100%	Sales of products Consignment of administrative services	Purchase Miscellaneous income	66,263 12,272	Accounts receivable Advance payment	1,500 893
Affiliated company	Palpito Co., Ltd.	Ownership 40%	Merchandise Sales Purchase of goods Rent	Sales Purchase Miscellaneous income	5,861 13,753 4,119	Accounts payable Advance money	11,940 209

Transaction conditions and policy for determining transaction conditions, etc.

(Note1)    Prices and other transaction conditions are determined by price negotiations, etc. taking into consideration market performance.

(3)	Brother companies, etc.

Not applicable

(4)	Officers and major individual shareholders, etc.

(Unit: thousand yen)
Type	Name of Company	Percentage of voting rights, etc. held by the Company	Relationship with related parities	Transaction details	Amount of transaction	Accounts	Balance at the end of year
Companies in which major shareholders (individuals) and their close relatives own a majority of voting rights, etc.	YST(HK) LIMITED	None	Purchase of goods Store operating expenses Publicity or advertising expenses	Purchase Outsourcing cost Advertising expenses	2,427 183,963 236,541
Companies in which major shareholders (individuals) and their close relatives own a majority of voting rights, etc.	Tokyo Lifestyle Limited	None	Merchandise Sales Purchase of goods	Sales Purchase	2,474,983 98	Accounts receivable trade	768,193
Companies in which major shareholders (individuals) and their close relatives own a majority of voting rights, etc.	Shenzhen Qingzhiliangpin Network Technology Co., Ltd.	None	Merchandise Sales Purchase Service Operating expenses	Sales Purchase	51,198 8,941
Affiliated company	Seihinkokusai Co., Ltd.	None	Merchandise Sales Purchase of goods Service Rental Security deposit Guarantee	Sales Purchase Commission Expenses for rent of space, land, etc. Miscellaneous income	2,480 45,053 30,763 8,736 1,400	Accounts receivable trade Accounts payable Other payables Prepaid expenses Accounts receivable Security deposit * Guarantee	42 4,147 2,856 2,540 220 84,000
Affiliated company	Takuetsu Kokusai Co., Ltd.	None	Sale of goods	Sales	730

Transaction conditions and policy for determining transaction conditions, etc.

(Note 1) Prices and other transaction conditions are determined by price negotiations, etc. in consideration of market performance.

10. Note on fixed assets used by leasing

In addition to the fixed assets recorded on the balance sheet, some office equipment, etc. are used under a finance lease contract that does not transfer ownership.

11. 1 Information of per share

(Unit: yen)
(1) Net assets per share	155.26

(2) Net income per share	5.31

12. Other notes

The stated amount is rounded down to the nearest thousand yen.

Annexed specification

From April 1, 2021 to March 31, 2022

1. Details of property, plant and equipment and intangible assets (including those incurring depreciation expenses recorded in investments and other assets)

(Unit: thousand yen)

	Asset types	Book value at the beginning of the fiscal year	Increase of the fiscal year	Decreased Amount of the fiscal year	Amortization of the fiscal year	Book value at the end of the fiscal year	Accumulated depreciation	Value to acquire at the end of the fiscal year
Property, plant and equipment	Building	166,869	409,595	-	9,030	567,434	17,198	584,634
	Equipment attached to buildings	196,527	139,490	3,856	25,765	306,396	86,540	392,936
	structure	2,345	31,844	-	1,075	33,113	1,510	34,624
	Vehicles and transportation equipment	13,048	16,284	6,369	8,675	14,287	17,962	32,249
	Tools and equipment spare parts	22,075	34,200	-	10,452	45,822	35,208	81,032
	Land	464,107	-	-	-	464,107	-	464,107
	Tangible leased assets	63,416	56,638	-	27,620	92,433	65,514	157,948
	Total amount	928,387	688,051	10,225	82,617	1,523,596	223,934	1,747,530
Intangible fixed assets	Intangible lease assets	28,123	33,168	-	14,465	46,825	36,556	83,382
	Total amount	28,123	33,168	-	14,465	46,825	36,556	83,382
Investments and other assets	Long-term prepaid expenses	5,458	520,727	-	14,385	511,800
	Total amount	5,458	520,727	-	14,385	511,800

2. Details of provisions

(Unit: thousand yen)

Subject	Balance at the beginning of the fiscal year	Increase during the fiscal year	Decrease during the fiscal year	Balance at the end of the fiscal year
Allowance for doubtful accounts	54,555	75,046	-	129,601
Allowance for bonuses	17,733	26,595	17,733	26,595
Allowance for point card certificates	756	-	116	640
Retirement benefit reserve	14,231	6,956	-	21,187

3. Details of selling, general and administrative expenses

(Unit: thousand yen)

Subject	Balance at the end of current period	Summary
Advertising expenses	319,787

Sales promotion expenses	29,777

Packing and freight charges	1,305,186

Provision for allowance for point card certificates	(115)

Recruitment and training expenses	1,105

Loss on disposal of inventory	1,502

Officer’s compensation or remuneration	86,420

Salary supplement	320,516

Bonus	32,864

Provision for bonuses	26,595

Legal welfare expenses	53,981

Welfare expense	5,886

Depreciation and amortization	96,529

Repair expense	6,573

Health expenses	4,666

Office supplies	33,490

Utilities charge	18,411

Travel expenses	28,329

Commission	753,642

Taxes and public dues	10,904

Entertainment expenses	26,638

Insurance premium	10,203

Postage	5,740

Sundry expenses	325

Vehicle expenses	6,424

Allowance for doubtful accounts	(32,354)

Lease payment	12,899

Expenses for rent of space, land, etc.	145,897

Advisory fee	11,685

Conference expenses	437

Miscellaneous expenses	94

Retirement benefit expenses	6,956

Amortization of security deposits and guarantee	2,368

Amortization of long-term prepaid expenses	14,385

Donation	5,162
Selling, general and administrative expenses	3,352,921